UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

EnergySolutions, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

     292756 202

(CUSIP Number)

December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS ENV Holdings LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 56-2494655
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0%
12	TYPE OF REPORTING PERSON OO

Item 1(a). Name of Issuer:

EnergySolutions, Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

423 West 300 South, Suite 200,

Salt Lake City, Utah 84101

Item 2(a). Name of Person Filing:

This statement is being filed by ENV Holdings LLC.

Item 2(b). Address of Principal Business Office or, if none, Residence:

630 Fifth Avenue, 30th Floor

New York, New York 10111

Item 2(c). Citizenship:

ENV Holdings LLC is a limited liability company organized under the laws of the State of Delaware.

Item 2(d). Title and Class of Securities:

Common Stock, par value $0.01 per share

Item 2(e). CUSIP Number:

292756 202

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership.

With respect to the beneficial ownership of the reporting persons, see Items 5 through 11 of the cover page to this Schedule 13G, which items are incorporated by reference herein.

On February 13, 2009, ENV Holdings LLC distributed all of the shares of Common Stock of EnergySolutions, Inc. held by it to its members on a pro rata basis for no consideration. As a result, ENV Holdings LLC no longer beneficially owns, directly or indirectly, any shares of Common Stock of EnergySolutions, Inc.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Shares, check the following ☒.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certification.

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENV Holdings LLC

/s/ Lance L. Hirt
Name:	Lance L. Hirt
Title:	Authorized Signatory

Exhibit 99

The following is an excerpt from the unanimous written consent of ENV Holdings LLC (“ENV”), adopted by the members of ENV as of February 9, 2009, appointing Lance L. Hirt as an authorized signatory on behalf of ENV.

4.	General Authorization.

RESOLVED, that Lance L. Hirt and Andrew S. Weinberg (each an “Authorized Signatory”) any one of whom may act without the joinder of any of the other, be, and hereby is, authorized in the name and on behalf of the Company as an authorized signatory of the Company, to take all such further actions, including, but not limited to, (i) the negotiation of such additional agreements, amendments, supplements, reports, documents, instruments, applications, stock powers, notes or certificates not now known but which may be required, (ii) the negotiation of such changes and additions to any agreements, amendments, supplements, reports, documents, instruments, applications, stock powers, notes or certificates currently existing, (iii) the execution, delivery and filing (if applicable) of any of the foregoing, and (iv) the payment of all fees, consent payments, taxes and other expenses as such Authorized Signatory, in his sole discretion, may approve or deem necessary, appropriate or advisable in order to carry out the intent and accomplish the purposes of the foregoing resolutions and the transactions contemplated thereby, all of such actions, executions, deliveries, filings and payments to be conclusive evidence of such approval or that such Authorized Signatory deemed the same to be so necessary, appropriate or advisable; and that all such actions, executions, deliveries, filings and payments taken or made at any time in connection with the transactions contemplated by the foregoing resolutions are hereby approved, adopted, ratified and confirmed in all respects as the acts and deeds of the Company as if specifically set out in these resolutions.